FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc. (the “Company”)
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2.	Date of Material Change

A material change took place on February 25, 2008

Item 3.	Press Release

On February 25, 2008, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto, which press release is incorporated herein.

Item 5.	Full Description of Material Change

No other information is available other than was disclosed in the press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 25th day of February, 2008.

NEWS RELEASE 08-07	February 25, 2008

FRONTEER’S AURORA EXCEEDS ANNUAL RESOURCE TARGET, ADDS FOUR PROJECTS

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. (“Aurora”) (AXU - TSX), in which Fronteer holds a 42.3% interest, announced that a new total resource estimate for its pipeline of six growing uranium deposits in coastal Labrador has produced:

  A Measured and Indicated resource of 83.9 million pounds of U3 O8 (uranium); and
  An Inferred resource of 49.8 million pounds of U3O8.

Aurora's new uranium resource base has surpassed Aurora’s annual target, increasing by 39% in just over 12 months. This new estimate is comprised of the Michelin Deposit (see recent press release of February 20, 2008), the Jacques Lake Deposit, and four newly estimated nearby satellite deposits called Rainbow, Nash, Inda, and Gear. Jacques Lake and the satellite deposits all have the potential for significant, Michelin-style growth and are located within 30 kilometres of Michelin.

“Our goal for 2007 was to deliver a resource of 130 million pounds,” said Dr. Mark O’Dea, Aurora’s President and CEO. “We have exceeded our resource target for the third consecutive year. More importantly, we have succeeded in demonstrating that Aurora’s new uranium district hosts a true pipeline of projects that have major growth potential, which will help sustain a long life, world-class mining camp. We are moving to develop these important resources as efficiently as possible, using industry best practices in geology, engineering, metallurgy, environment and health and safety.”

JACQUES LAKE DEPOSIT INCREASES BY 67%

The new resource estimate for the Jacques Lake Deposit (“Jacques Lake”), has led to an overall 67% increase in deposit size. While still open for significant expansion, Jacques Lake now has:

  A Measured and Indicated resource of 10.4 million pounds of U3 O8 ; and
  An Inferred resource of 6.9 million pounds of U3 O8.

Like Michelin, the characteristics of the Jacques Lake mineralization are well understood and similar to the Michelin mineralization. Jacques Lake mineralization lends itself to standard crushing and grinding technology and traditional leach processing. Similarly, the host rocks at Jacques Lake are competent, making them amenable to both open pit and conventional underground mining techniques. Like Michelin, there are no groundwater, metallurgical or rock mechanic issues identified to date.

FOUR SATELLITE DEPOSITS TAKE SHAPE

While the Michelin and Jacques Lake deposits are clearly the backbone of the district, Aurora’s drilling programs have further defined four satellite deposits, each with the potential to become significant resources in their own right. The Rainbow, Nash, Inda and Gear deposits have been significantly expanded and now cumulatively have:

  An Indicated resource of 6.1 million pounds of U3 O8 ; and
  An Inferred resource of 7.4 million pounds of U3O8.

Of particular note, the Inda Deposit today is nearly as large as the Jacques Lake Deposit was 12 months ago. It is important to stress that all four of these satellite deposits are still at a very early stage of deposit delineation and have significant growth potential.

For a map showing the distribution of Aurora’s uranium deposits and priority drill targets, please use the following link: http://www.aurora-energy.ca/files/HotSpots_2008.02.22.JPG.

The following table summarizes the Classified Mineral Resources of the Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear deposits:

		Underground*			Open Pit*			Total
Deposit	Class	Tonnes	%U3O8	lbs U3O8	Tonnes	%U3O8	lbs U3O8	lbs U3O8
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000
	MEASURED & INDICATED	17,459,000	0.12	47,892,000	12,941,000	0.07	19,542,000	67,434,000

JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000
	MEASURED & INDICATED	3,772,000	0.08	6,663,000	2,310,000	0.07	3,748,000	10,411,000
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000
NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000

TOTAL	MEASURED & INDICATED	21,231,000	0.12	54,555,000	19,076,000	0.07	29,355,000	83,910,000

MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES
LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000

TOTAL	INFERRED	15,355,000	0.11	38,243,000	8,570,000	0.06	11,536,000	49,779,000

* Aurora’s CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% U3O8) and open pit (0.03% U3O8) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analyses.

2008 WORK PROGRAM

Aurora is continuing to advance the Project through its comprehensive development program. A detailed work program for the balance of 2008 is scheduled to be announced by Aurora within the next few weeks.

Meanwhile, Aurora is carrying out a 20,000 metre, seven rig, two-month winter program of in-fill, confirmation, and geotechnical drilling on both the Michelin and Jacques Lake deposits and is continuing with ongoing engineering studies designed to move the project towards development.

Aurora is scheduled to submit its Project Registration to government authorities in the second quarter of 2008 to initiate the Environmental Assessment process for the Michelin Project (which includes the Michelin and Jacques Lake deposits). The Project Registration is the beginning of an extensive environmental assessment process under the federal, provincial and Nunatsiavut governments.

Christopher Lee, P. Geo, Chief Geoscientist for Aurora, is the designated Qualified Person for the CMB resource estimates. All estimates were conducted using 3D geological solids defined by a combination of stratigraphy, alteration and grade, and hand-digitized on 25-50 metre cross-sections in Gemcom software. Assay composites were generated from capped U3O8 grades within these solids and used to interpolate grades into 3D block models, using either ordinary kriging (Michelin, Jacques Lake) or anisotropic inverse distance squared weighting (Rainbow, Gear, Inda, Nash). Optimum search parameters (ranges, orientations, number of samples) were chosen to reflect modeled or interpreted grade continuity, low and high grade populations, and sample density. A single mean specific gravity, as measured from 22 to 329 samples of mineralized rock, was used for each deposit. Mineral resources for the satellite deposits (Rainbow, Gear, Inda, Nash) are reported for only those blocks located less than 300 metres from surface. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes, average distance of samples used in each block estimate, and geological confidence. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates, and production, potential for expansion of resources and potential size of future exploration programs and potential timing of receipt of permits, project registration and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information Form available on SEDAR at www.sedar.com . Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.